SECURITIES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 1 2005 WASH., D.C.

SEC FILE NUMBER
8- 52614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assent LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Marine View Plaza
(No. and Street)

Hoboken (City) New Jersey (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Nocella 201-356-1425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assent LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

SWORN TO AND SUBSCRIBED BEFORE ME ON THIS DATE

FEB 28 2005

MILADIZ MENDEZ
Notary Public of New Jersey
Commission Expires 2/2/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Managers and
Members of Assent LLC

In planning and performing our audit of the financial statements and supplemental schedules of Assent LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Managers and
Members of Assent LLC

In planning and performing our audit of the financial statements and supplemental schedules of Assent LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005

Assent LLC

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Indepe ndent Auditors

To the Board of Managers and
Members of Assent LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Assent LLC (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Assent LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 7,085,500
Cash and securities segregated under Federal regulations	24,027,192
Deposits with clearing organizations	2,898,022
Receivable from brokers, dealers and clearing organizations	157,464,300
Receivable from customers	21,800,338
Securities owned, at market value (372,000 of which is pledged)	22,475,362
Furniture, fixtures and leasehold improvements, at cost less accumulated depreciation and amortization of $2,770,298	4,007,301
Receivable from affiliates	3,187,204
Other assets	1,210,208
Total assets	$ 244,155,427
Liabilities and Members' Equity	
Payable to brokers, dealers and clearing organizations	$ 130,969,731
Securities sold, but not yet purchased, at market value	12,058,731
Payable to customers	49,266,588
Payable to parent and affiliates	3,704,951
Accounts payable, accrued expenses and other liabilities	6,281,576
	202,281,577
Class C Members' Liability	
Commitments and contingencies (Note 10)	-
Members' equity	41,873,850
Total liabilities and members' equity	$ 244,155,427

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Assent LLC ("the Company") is a Delaware limited liability company, whose Class A member is an indirect wholly owned subsidiary of SunGard Data Systems Inc. ("SunGard") a U.S. publicly owned corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in proprietary trading, securities execution, clearance, and corresponding clearing services to other firms.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities owned and securities sold, but not yet purchased, are valued at market based upon quoted prices. Principal securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Furniture and equipment are depreciated using straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less that are not held for resale in the ordinary course of business.

The Company is not subject to federal or state income taxes. The members of the Company are individually liable for the taxes on their share of the Company's income. The Company is subject to local unincorporated business taxes in the jurisdictions in which it operates.

3. Cash and Securities Segregated Under Federal Regulations

At December 31, 2004, the Company had U.S. Treasury securities with a market value of $24,010,579, and cash of $670, segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company also had cash of $15,943, in a special bank account for the Proprietary Accounts of Introducing Brokers (PAIB) at December 31, 2004.

4. Receivable From and Payable to Brokers, Dealers And Clearing Organizations

At December 31, 2004, the Company had receivable from and payable to brokers, dealers and clearing organizations consisting of the following;

Receivable	
Securities failed to deliver	$ 423,302
Securities borrowed	150,018,756
Clearing organizations	7,022,242
	$ 157,464,300
Payable	
Securities failed to receive	$ 1,881,603
Securities loaned	117,816,484
Other	11,271,644
	$ 130,969,731

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledge as necessary. The Company has received collateral of approximately $146,681,000 under securities borrow agreements of which the company has repledged approximately $114,686,000 under securities loan agreements.

The Company's customer financing and securities lending activities require the Company to pledge customer securities as collateral for various financing sources such as bank loans and securities lending. At December 31, 2004, the Company had approximately $52,223,000 of customer securities under customer margin loans that were available to be pledged, of which the Company has pledged approximately $0 under securities loan agreements.

5. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 22,141,046	11,862,013
Options	334,316	196,718
	$ 22,475,362	$ 12,058,731

6. Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts due on cash and margin securities transactions. Securities owned by customers that collateralize the receivables are not reflected in the accompanying statement of financial condition.

7. Stock Option and Award Plans

Employee Stock Purchase Plan
Substantially all employees of the Company are eligible to participate in SunGard's Employee Stock Purchase Plan, through payroll deductions. The purchase price is 85% of the lower of the closing price of the SunGard's common stock on the first business day or the last business day of each calendar quarter.

Equity Incentive Plans
Under SunGard's Equity Incentive Plans, awards or options to purchase shares of common stock may be granted to key employees. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company's common stock on the date of grant. Generally, options are granted for a ten-year term and are subject to a four- or five-year vesting schedule.

The Company applies Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees," in accounting for its stock option and award plans. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

8. Retirement Plan

SunGard offers a 401(k) plan to eligible employees of the Company.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2004, the Company had net capital of $28,847,817, which exceeded its minimum requirement of $695,132 by, $28,152,685.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2004 the Company computed the reserve requirement for customers and was required to segregate $20,571,120 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2004 the amount held on deposit in the special reserve bank account was $24,011,249.

The Company also computed the reserve requirement for PAIB. At December 31, 2004 the Company's calculation required $0 to be segregated in the special reserve account for the exclusive benefit of our introducing broker-dealers. The amount on deposit in the reserve bank account at December 31, 2004 was $15,943. The Company deposited $250,000 into the special reserve account on January 3, 2005.

10. Commitments and Contingencies

The Company leases office space and, equipment under lease agreements and has other operating commitments expiring on various dates through 2011. Certain leases contain provisions for rent escalation. The Company also has capital leases for equipment. At December 31, 2004, the future minimum rentals for the operating and capital leases are as follows:

	Operating	Capital	Total
2005	$ 4,005,766	$ 135,418	$ 4,141,184
2006	3,344,796	3,319	3,348,115
2007	3,049,472	-	3,049,472
2008	2,553,663	-	2,553,663
2009	2,491,819		2,491,819
Thereafter	1,973,339	-	1,973,339
	$ 17,418,855	$ 138,737	$ 17,557,592

In the normal course of business, the Company was named as a defendant in certain litigation and arbitrations arising out of its activities as a broker dealer in securities. Management believes, based on information currently available, that the results of such proceedings will not have a material adverse effect on the Company's financial condition.

The Company obtained an uncollateralized letter of credit in the amount of $720,000 in order to satisfy the requirements of a lease for one of the Company's existing facilities.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off balance sheet credit and market risk in the event customers, or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate, or any combination of these factors. The Company uses derivative financial instruments as part of its trading business. These financial instruments, which generally include exchange-traded options, expose the Company to varying degrees of market and credit risk.

The Company's customer securities transactions are transacted on either cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal margin guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requests the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement date basis, generally three days after trade-date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers or other counterparties' are unable to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

12. Related Party Transactions

The Company settles all intercompany expenses and income allocations with SunGard and its subsidiaries throughout the year. At December 31, 2004, the amount payable to parent and affiliates represent such amount due to or from the Company for unsettled items.

The Company provides clearance services to an affiliated broker dealer. The Company also utilized the services of both an affiliated ECN and a NYSE broker dealer for its floor brokerage services. During the year, this ECN was sold by SunGard and was no longer an affiliate of the Company.

The Company also reimburses SunGard for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

13. Members' Equity

The Company has three classes of members' interest as follows:

Class A members receive an allocation of profits and losses after a special allocation is made to Class C members based upon the proportion of the number of Class A units by each such Class A member to the number of Class A units held by all Class A members.

Class B members receive a special allocation based upon the trading activity generated for the Company through their Coordinated Trading Group, as defined associated with such Class B members. The Class B special allocation is the difference between the commissions generated and the special allocation collected from Class C members' trading profits, less the processing charges associated with such Coordinated Trading Group. Any amounts that are expected to be paid have been included in accounts payable, accrued expenses and other liabilities.

Class C members trade the Company's proprietary accounts. Allocation of profits and losses are based upon the Class C members' trading results net of the Class A allocation. Losses are allocated to the extent of the members' equity and profits. The Class C members were recorded as a liability in accordance with FAS 150 until the Company amended its operating agreement on December 1, 2004.